Mail Stop 4561

May 13, 2008

Thomas M. Brandt, Jr.
Senior Vice President and
Chief Financial Officer
TeleCommunication Systems, Inc.
275 West Street
Annapolis, MD 21401

> **Re: TeleCommunication Systems, Inc.**
> **Form 10-K for the year ended**
> **December 31, 2007**
> **Filed March 5, 2008**
> **File no. 000-30821**

Dear Mr. Brandt:

We have reviewed your response letter dated May 7, 2008 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 15, 2008.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 30

1.   We have reviewed your response to our prior comment 1 and we continue to believe that your critical accounting policy discussion in the relevant sections of MD&A does not meet the requirement of Section E. of SEC Release No. 33-8350. In this regard, we note that you do not provide a discussion of your accounting policies related to the Company's acquired intangible assets, impairment of goodwill, stock compensation expense or income taxes and only provide the impact these areas had on your current results of operations. Your critical

accounting policy discussion should describe how estimates and related assumptions were derived, how accurate the estimates and assumptions have been in the past, and whether the estimates and assumptions are reasonably likely to change in the future. Tell us how you intend to comply with SEC Release 33-8350 and 33-8040 to include such a discussion in your MD&A related to these areas.

General

2.   As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please be advised that a letter signed by counsel would not satisfy the requirement of this comment. As a result, please provide these acknowledgments, in writing, that includes a signature of a representative of the Company.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Patrick Gilmore, Staff Accountant, at (202) 551-3406 or me at (202) 551-3499 if you have any questions regarding the above comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief